UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AAR CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

000361105

(CUSIP Number of Class of Securities)

AAR CORP.

Attn: Corporate Secretary

1100 North Wood Dale Road

Wood Dale, IL 60191

(630) 227-2075

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert J. Minkus, Esq.

Schiff Hardin LLP

233 South Wacker Drive, Suite 6600

Chicago, IL 60606

(312) 258-5584

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$135,000,000	$15,687

(1)         The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $135,000,000 in aggregate of up to 4,655,172 shares of common stock, par value $1.00 per share, at the minimum tender offer price of $29.00 per share.

(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,687	Filing Party: AAR CORP.
Form or Registration No.: SC TO-I	Date Filed: April 27, 2015

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2015 (together with the Amendment, the “Schedule TO”), which relates to the offer by AAR CORP., a Delaware corporation (“AAR” or the “Company”), to purchase for cash up to $135 million in value of shares of its common stock, par value $1.00 per share (the “Shares”), at a price of not less than $29.00 nor greater than $32.00 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2015 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent expressly provided for herein.

Items 1, 4, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Cover Page to Offer to Purchase

The third paragraph of the cover page to the Offer to Purchase is hereby amended and restated to read as follows:

Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $29.00 per share, the minimum Purchase Price under the Offer, the maximum number of shares that will be purchased under the Offer is 4,655,172. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $32.00 per share, the maximum Purchase Price under the Offer, the minimum number of shares that will be purchased under the Offer is 4,218,750.

Item 1.                     Summary Term Sheet.

The third question-and-answer on page vii of the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated to read as follows:

Can the Offer be extended, amended or terminated and, if so, under what circumstances?

We can extend the Expiration Time for the Offer in our sole discretion at any time, subject to applicable law. We may, however, decide not to extend the Expiration Time for the Offer. If we were to extend the Expiration Time for the Offer, we cannot indicate, at this time, the length of any extension that we may provide. If we extend the Expiration Time for the Offer, we will delay the acceptance of any shares that have been tendered, and any shares that have been previously tendered may be withdrawn up until the Expiration Time, as so extended. We can also amend the Offer in any respect and terminate the Offer if any condition set forth in Section 7 is not satisfied before the Expiration Time, subject to applicable law. We will give written or oral notice of any such extension, amendment or termination to the Depositary and make a public announcement in accordance with applicable law. See Sections 4, 7 and 15.

The first bullet point listed on page x of the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated to read as follows:

•                  no approval, permit, authorization, favorable review or consent or waiver of or filing with any domestic or foreign governmental entity or other authority or any third party consent or notice, required to be obtained or made in connection with the Offer, shall not have been obtained or made on terms and conditions satisfactory to us in our reasonable judgment;

Item 4.                     Terms of the Transaction.

The first paragraph of “Section 15 — Extension of the Offer, Termination, Amendment” on page 31 of the Offer to Purchase is hereby amended and restated to read as follows:

We expressly reserve the right, in our sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also reserve the right to terminate the Offer and reject for payment and not pay for any shares of Common Stock not theretofore accepted for payment or paid for, subject to applicable law, if any condition set forth in Section 7 is not satisfied before the Expiration Time, by giving oral or written notice of such termination to the Depositary and making a public announcement of such termination. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Exchange Act, which require that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Item 11.                     Additional Information.

(c)                                                The third bullet point listed on page 21 of “Section 10 — Certain Information concerning the Company” of the Offer to Purchase is hereby amended to add a reference to our Current Report on Form 8-K filed May 6, 2015.

Item 12.                      Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase, dated April 27, 2015.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 27, 2015.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 27, 2015.

(a)(1)(F)*	Letter to Participants in the AAR CORP. Direct Stock Purchase Program for U.S. Employees, dated April 27, 2015.

(a)(1)(G)*	Summary Advertisement, dated April 27, 2015.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press Release, dated April 27, 2015.

(b)	None.

(d)(1)

Amended and Restated AAR CORP. Stock Benefit Plan effective October 1, 2001 (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2001), as amended June 27, 2003 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2003), May 5, 2005 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005), July 12, 2005 (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2006), June 23, 2006 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), January 23, 2007 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), January 27, 2007 (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008) and July 11,

2011 (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2011).

(d)(2)

AAR CORP. Director’s Retirement Plan, dated April 14, 1992 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 1992), amended May 26, 2000 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000) and April 10, 2001 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2001).

(d)(3)

AAR CORP. Supplemental Key Employee Retirement Plan, as Amended and Restated effective January 1, 2005 (incorporated by reference to Exhibits to AAR CORP.’s Current Report on Form 8-K dated June 9, 2006), as amended July 11, 2007 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), October 17, 2007 (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008) and June 11, 2010 (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010).

(d)(4)

Amended and Restated Severance and Change in Control Agreement dated August 1, 2000 between AAR CORP. and Michael J. Sharp (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2001).

(d)(5)

Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between AAR CORP. and Timothy J. Romenesko (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000), as amended June 14, 2010 (incorporated by reference to Exhibits to AAR CORP.’s Current Report on Form 8-K dated June 18, 2010).

(d)(6)

AAR CORP. Nonemployee Directors’ Deferred Compensation Plan, as Amended and Restated effective January 1, 2005 (incorporated by reference to Exhibits to AAR CORP.’s Current Report on Form 8-K dated June 18, 2010).

(d)(7)	Form of Fiscal 2015 Non-Qualified Stock Option Agreement (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).

(d)(8)	Form of Fiscal 2015 Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).

(d)(9)	Form of Fiscal 2015 Performance Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).

(d)(10)	Form of Non-Employee Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2012).

(d)(11)	Form of Fiscal 2015 Director Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).

(d)(12)

Severance and Change in Control Agreement dated as of July 9, 2008 (entered into between AAR CORP. and Robert J. Regan) (incorporated by reference to Exhibits to AAR CORP.’s Current Report on Form 8-K dated July 11, 2008).

(d)(13)	Form of Directors’ and Officers’ Indemnification Agreement (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(14)

Amended and Restated Employment Agreement dated May 31, 2014 between AAR CORP. and David P. Storch (incorporated by reference to Exhibits to the AAR CORP.’s Current Report on Form 8-K dated June 4, 2014).

(d)(15)

Form of Amendment to the Severance and Change in Control Agreement (applicable to Messrs. Romenesko and Sharp) (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009).

(d)(16)

Form of Amendment to the Severance and Change in Control Agreement (applicable to Mr. Regan) (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009).

(d)(17)	Form of Policy for Recoupment of Incentive Compensation (incorporated by reference to AAR CORP.’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2012).

(d)(18)	AAR CORP. Fiscal 2014 Short-Term Incentive Plan (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-K for the fiscal year ended May 31, 2013).

(d)(19)	AAR CORP. Fiscal 2015 Short-Term Incentive Plan (incorporated by reference to Exhibits to AAR CORP.’s Annual Report on Form 10-Q for the quarter ended September 24, 2014).

(d)(20)

Severance and Change in Control Agreement dated July 26, 2013 between AAR CORP. and John C. Fortson (incorporated by reference to Exhibits to AAR CORP.’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2013).

(d)(21)	2013 Stock Plan (incorporated by reference to Exhibits to AAR CORP.’s Definitive Proxy Statement on Form DEF 14A for the period ending October 9, 2013).

(g)	None.

(h)	None.

* Previously filed with Schedule TO on April 27, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2015	AAR CORP.

	By:	/s/ ROBERT J. REGAN
		Name:	Robert J. Regan
		Title:	Vice President, General Counsel and Secretary